SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 20, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	December 20, 2013

Sonde Resources Corp. Announces Agreement with Joint Oil to Extend the Drilling of First
Exploration Well (Fisal-1) to November 2014

CALGARY, ALBERTA - (Marketwired - December 20, 2013) - Sonde Resources Corp. (“Sonde”) (TSX: SOQ) (NYSE MKT: SOQ) announced today that it has reached an agreement with Joint Oil to extend the drilling of the first exploration well, Fisal-1, required under the Exploration and Production Agreement as amended (the “EPSA”), from December 2013 to November 2014 (the “Agreement”).

The Agreement requires Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit (“Letter of Credit”) in the amount of US$15 million by no later than January 10, 2014.

The Agreement will allow Sonde to use these restricted funds to meet its payables in respect of the Fisal-1 Well if it is drilled by November 2014. If Sonde does not drill the Fisal-1 Well on or before November 30, 2014, Joint Oil shall have the right to draw the US$15 million under the Letter of Credit as payment of the penalty under the EPSA.

Once the Letter of Credit is delivered, Joint Oil will reduce Sonde’s existing US$45 million Corporate Guarantee by US$15 million, for a new total of US$30 million.

Toufic Nassif, President Sonde North Africa, said “Sonde is appreciative of the Joint Oil Board and General Assembly for this arrangement which we believe is in the best interest of the parties and we look forward to working with Joint Oil Management to drill the Fisal-1 Well in 2014 in pursuit of unlocking the exploration potential of the Joint Oil Block.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	December 20, 2013	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer